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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 East Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Cowan (414) 765-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teresa Cowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

President
Title

Notary Public

NOTARY PUBLIC
BEN SCHUSTER
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors(not applicable.)
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.(under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Quasar Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.

February 25, 2019

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents (Includes $10,371,720 of money market mutual funds carried at fair value)	$ 15,687,136
Cash segregated under federal regulations	5,019,311
Affiliated fees receivable	119,939
Unaffiliated fees receivable	1,963,648
Receivable from broker-dealers	1,236,354
Receivable from customers of introducing broker-dealers	346
Office equipment and capitalized software, net of accumulated depreciation of $720,778	10,237
Income taxes receivable from affiliate, net	22,594
Goodwill	466,410
Deposit with clearing broker-dealer	250,609
Deferred federal tax asset, net	104,277
Prepaid assets	444,182
Total assets	$ 25,325,043
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 110,005
Overdraft loans payable to affiliate bank	402,003
Deferred state tax liability, net	159,521
Payable to broker-dealers	912,934
Payable to customers of introducing broker-dealers	204,002
Accounts payable, accrued expenses, and other liabilities	1,172,452
Total liabilities	2,960,917
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	21,114,126
Total member's equity	22,364,126
Total liabilities and member's equity	$ 25,325,043

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition
December 31, 2018

1. Organization

Quasar Distributors, LLC ("Quasar" or the "Company") was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is a wholly owned subsidiary of U.S. Bancorp (the "Parent" or "USB"). In the ordinary course of business, the Company will enter into transactions with USB and subsidiaries of USB (affiliates).

The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual fund distribution, marketing, and underwriting services to mutual funds in all 50 states of the United States of America, Washington, D.C., Puerto Rico, U.S. Virgin Islands and Guam. In mid-2017, the Company started providing sub-accounting and mutual fund trade aggregation services and correspondent clearing of mutual fund trades via an omnibus clearing arrangement. The Company is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the Statement of Financial Condition, the Company considers investments in money market mutual funds to be cash equivalents.

Cash Segregated under Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank for the exclusive benefit of customers. During 2018, the Company used cash to support its Customer Reserve Formula. Included in cash segregated in compliance with federal regulations at December 31, 2018, is $5,019,311 of cash deposits with a non-affiliate bank.

Office Equipment and Capitalized Software

Office equipment and capitalized software are recorded at cost, net of accumulated depreciation, and depreciated on a straight-line basis over estimated useful lives, which range from three to five years.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is recorded on an acquired business if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges resulted from the 2018 annual impairment test.

Revenue Recognition

The Company has contractual arrangements with third party and affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. Fees receivable is recorded on an accrual basis as performance obligations are satisfied over time and in accordance with negotiated fee schedules with customers. No allowance has been established for fee receivables, as management believes that the fee receivable amount of $2,083,587 recorded in the Statement of Financial Condition is fully collectible.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from, or remitted to, the Parent. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with the Parent and its affiliates. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2018, the Company did not have any unrecognized tax positions.

Dealer Clearing Services

The Company has contractual arrangements with introducing broker-dealers and a clearing broker-dealer to provide sub-accounting and trade aggregation services. The Company uses trade date accounting to record receivables from and payables to the involved parties.

2. Significant Accounting Policies (continued)

Deposit with Clearing Broker-Dealer

The Company maintains a minimum $250,000 clearing deposit per its agreement with the clearing broker-dealer. The clearing broker dealer has been granted a general lien and security interest in this deposit.

Prepaid Assets

The Company at times will prepay for certain expenses related to its mutual fund distribution service. These are shown on the balance sheet as an asset until they are either billed to clients or amortized over the proper expense period.

3. Accounting Changes and Recently Issued Accounting Standards

Effective January 1, 2018, the Company adopted accounting guidance issued by the FASB in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance was not material to the Company's financial statements.

In February 2016, the FASB issued accounting guidance, effective for the Company on January 1, 2019, related to accounting for leases. This guidance requires lessees to recognize all leases on the Statement of Financial Condition as lease assets and lease liabilities based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. This guidance also requires additional disclosures regarding leasing arrangements. The adoption of this guidance will not be material to the Company's financial statements.

4. Fair Value Measurement of Financial Instruments

The Company uses fair value measurements for the initial and ongoing recording of certain assets and liabilities. Fair value is defined as the exchange price that would be received for an asset (an entry price) or paid to transfer a liability (an exit price) in an orderly transaction between market participants as of the measurement date. Accounting guidance establishes a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Money market mutual funds included in cash and cash equivalents at December 31, 2018 of $10,371,720 owned by the Company and accounted for at fair value have been classified as Level 1 assets in accordance with this guidance. The Company did not hold any other financial instruments during the year ended December 31, 2018.

5. Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of net aggregate indebtedness or $250,000. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $16,438,043, which was $16,188,043 in excess of its minimum required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1 at December 31, 2018. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible Company employees participate in the U.S. Bank Pension Plan and the U.S. Bank 2010 Cash Balance Plan. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Plan assets consist of various debt securities, various equity securities and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and death benefits to certain former employees who retired prior to January 1, 2014 through the postretirement welfare plan offered by USB. Employees retiring after December 31, 2013 are not eligible for retiree healthcare benefits.

6. Employee Benefits Plan and Stock-Based Compensation (continued)

Company employees also participate in the U.S. Bank 401(k) Savings Plan, which allows qualified employees to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to 4 percent of each employee's eligible annual compensation. The Company's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections.

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, information technology, and general and administrative services. Costs are allocated from the Parent to the Company based upon a master service agreement.

Cash includes $2,364,358 held at U.S. Bank National Association ("USBNA"), an affiliate of the Company. Cash equivalents of the Company in the amount of $10,371,720 are invested in the First American Prime Obligations Fund and First American Government Obligations Fund, which are money market mutual funds sponsored by an affiliate of the Company.

The Company has contractual arrangements with affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. Affiliated fees receivable of $119,939 is shown in the Statement of Financial Condition. For certain services provided to affiliated entities, the Company is deemed to be acting as principal, as it is the primary obligor, has latitude in establishing commission pricing with the selling broker and has discretion in selecting the intermediary brokers.

The amount payable to affiliate of $110,005 as of December 31, 2018, relates to compensation, benefits, and general and administrative expenses incurred by the Parent and U.S. Bancorp Asset Management, Inc., an affiliate of the Company, on behalf of Quasar.

8. Receivable From and Payables to Broker-Dealers

At December 31, 2018, the Company recorded the following receivable from and payables to broker-dealers:

	Receivables	Payable
Clearing Broker-Dealers trade activity	$ 1,236,354	$ 823,302
Fees and Commissions	-	89,632
	$1,236,354	$ 912,934

The Company clears transactions for introducing broker-dealers through another broker-dealer on a fully disclosed basis. The amounts receivable from and payable to the clearing brokers relate to unsettled customer transactions. No allowance as been established for Receivables from broker-dealers, as management believes the amount to be fully collectable.

9. Receivables from and Payables to Customers of Introducing Broker-Dealer

At December 31, 2018, the following accounts receivable from and payable to customers of introducing broker-dealers are amounts due on cash transactions. Securities purchased by these customers serve as collateral for the receivables until settled.

	Receivable	Payable
Trade activity	$ 346	$ 204,002

10. Income Tax

The components of the Company's net deferred tax liability as of December 31, 2018, were:

Deferred tax assets:	
Deferred compensation, accrued compensation, and pension	$ 61,828
Stock compensation	14,386
Gross deferred tax asset	76,214
Deferred tax liabilities	
State deferred tax liability	128,332
Other deferred tax liabilities	3,126
Gross deferred tax liabilities	131,458
Net deferred tax liability	$ 55,244

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

10. Income Tax (continued)

The Company is included in the consolidated federal and certain state tax returns filed by the Parent. The Company's portion of the consolidated current income tax liability is computed on a separate return basis pursuant to a tax sharing agreement. In preparing its tax returns, the Parent is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Parent is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved Federal tax examinations for all years ending through December 31, 2010, and years ending December 31, 2013 and December 31, 2014 are completed and resolved. The Parents's tax returns for the years ended December 31, 2011, 2012, 2015, and 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

11. Commitments

The Company is in the second year of an initial five year clearing agreement with another firm to facilitate the sub-accounting and trade aggregation business line. This agreement contains guaranteed graduated minimum payments totaling $1,250,000 over the initial five years.

12. Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC ("USBFS"), a related-party, for establishing relationships that provide the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of the Company. These activities expose the Company to concentration risk in the event that USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk. The Company's results may be significantly different if it operated as a stand-alone entity.

13. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2018 through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the Company's financial statements.

Quasar Distributors, LLC
MEMBER FINRA, SIPC

777 East Wisconsin Avenue
Milwaukee, WI 53202

Quasar Distributors, LLC Compliance Report

February 25, 2019

Quasar Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §§ 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Company's restated Compliance Report for the period ended December 31, 2017, dated November 19, 2018, disclosed a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with C.F.R. § 240.15c3-3(e) Customer Reserve Requirements. The Company's controls over the preparation of the reserve formula did not prevent or detect the improper exclusion of certain credits in the customer reserve formula. Cash received on unsettled transactions was improperly excluded from the customer reserve formula, resulting in hindsight deficiencies during the most recent fiscal year ended December 31, 2018. To remediate this material weakness, the Company adopted enhanced procedures and controls effective on March 26, 2018 that operate to ensure these credits are appropriately included in the customer reserve formula.

Quasar Distributors, LLC

I, Teresa Cowan, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
Quasar Distributors, LLC

February 25, 2019

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Quasar Distributors, LLC

We have examined the statements of Quasar Distributors, LLC. (the Company), included in the accompanying Quasar Distributors, LLC. Compliance Report, that the:

(1) Company's internal control over compliance was not effective during the period from January 1, 2018 through December 31, 2018.

(2) Company's internal control over compliance was effective as of December 31, 2018.

(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Manual – NASD Rule 2340 Customer Account Statements that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective during the period from January 1, 2018 through December 31, 2018 and as of the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3 3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Company's restated Compliance Report for the period ended December 31, 2017, dated November 19, 2018, disclosed a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with C.F.R. § 240.15c3-3(e) Customer Reserve Requirements. The Company's controls over the preparation of the reserve formula did not prevent or detect the improper exclusion of certain free credits in the customer reserve formula. Cash received on unsettled transactions was improperly excluded from the customer reserve formula, resulting in hindsight deficiencies during the most recent fiscal year ended December 31, 2018. To remediate this material weakness, the Company adopted enhanced procedures and controls effective on March 26, 2018 that operate to ensure these credits are appropriately included in the customer reserve formula. These enhanced controls were operating effectively as of December 31, 2018.

Building a better
working world

In our opinion, because of the material weakness referred to above, control over compliance was not effective during the most recent fiscal year ended December 31, 2018. In our opinion, the Company's internal control over compliance was effective as of December 31, 2018; the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, are fairly stated, in all material respects.

Ernst & Young LLP

February 25, 2019

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

SEC Mail Processing
FEB 27 2019
Washington, DC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Quasar Distributors, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Quasar Distributors, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, which included a copy of the check sent to SIPC.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   We identified that revenue reported in Form SIPC-7 was greater than the amount reported in the audited financial statements by $1 due to rounding difference.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2019

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Quasar Distributors, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Quasar Distributors, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, which included a copy of the check sent to SIPC.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   We identified that revenue reported in Form SIPC-7 was greater than the amount reported in the audited financial statements by $1 due to rounding difference.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY
Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2019